

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
AUG 0 7 2002
WASH, D.C. 165 SECTION

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of August, 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated August 1, 2002 and Quarterly Report for the Second Quarter ended June 30, 2002	3 - 24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

Listed	Share Symbol
TSX	CCO
NYSE	CCJ



web site address:
www.cameco.com

Cameco Corporation

2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Reports Higher Second Quarter Revenue and Cash Flow

Saskatoon, Saskatchewan, Canada, August 1, 2002 . . . .

Cameco Corporation today reported its financial results for the quarter and year-to-date periods ended June 30, 2002.

HIGHLIGHTS OF THE QUARTER

- Higher sales volumes boost uranium business.
- Conversion results improve on stronger sales.
- Bruce "A" reactors restart moved ahead.
- Gold production declines due to mining of lower grade ore.
- Pit wall failure at Kumtor leads to lower gold production outlook.
- Mining resumes at Rabbit Lake.
- Acquisition of Smith Ranch ISL property closes.

Financial Highlights	3 months ended June 30/02	3 months ended June 30/01	6 months ended June 30/02	6 months ended June 30/01	Change %
Revenue ($ millions)	195	138	319	209	53
Earnings from operations ($ millions)	26	19	37	23	61
Cash provided by operations ($ millions)	80	12	214	40	439
Net earnings attributable to common shares ($ millions)	12	12	17	13	33
Earnings per share ($)	0.22	0.22	0.31	0.23	33
Average uranium spot price for the period ($US/lb U_3O_8)	9.88	8.79	9.83	8.26	19
Cameco's average realized gold price for the period (US$/ounce)	307	287	295	287	3
Average spot market gold price for the period (US$/ounce)	312	268	301	266	13

Note: All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

. . . 2/

This report is organized under the following major headings:

1. Consolidated financial results
2. Updates on markets, operations and strategy, and
3. Outlook.

1. CONSOLIDATED FINANCIAL RESULTS

Second Quarter. For the three months ended June 30, 2002, net earnings attributable to common shares were unchanged at $12 million ($0.22 per share) compared to the second quarter in 2001. Improved results in the uranium business, where profits rose due to increased volumes for concentrates, were offset by lower earnings from the gold business which were the result of lower production. Compared to the second quarter last year, the effective rate for income taxes increased to 41% from 26% due to a higher proportion of pre-tax income being earned in the uranium and conversion businesses.

Earnings from operations were $26 million in the second quarter of 2002 compared to $19 million in 2001. The aggregate gross profit margin declined to 21% from 23% in 2001.

Year-to-Date. For the first six months of 2002, net earnings attributable to common shares were $17 million ($0.31 per share) compared to $13 million ($0.23 per share) in 2001. This improvement was attributable to the nuclear business where profits rose due to a higher realized selling price and increased volumes for concentrates. These improvements were partially offset by lower earnings from the gold business which were caused by lower production. Compared to last year, the effective rate for income taxes increased to 35% from 24%.

Earnings from operations were $37 million for the first half of 2002 compared to $23 million in 2001. The aggregate gross profit margin declined to 20% from 22% in 2001.

Cash flow from operating activities of $214 million was $174 million higher than in 2001 due to the normal collection of accounts receivable and a reduction in uranium inventories.

SEGMENTED FINANCIAL RESULTS

Uranium Business

HIGHLIGHTS	3 months ended June 30/02	3 months ended June 30/01	6 months ended June 30/02	6 months ended June 30/01
Revenue ($ millions)	134	79	206	107
Gross profit ($ millions)	26	15	37	15
Gross profit %	19%	19%	18%	14%
EBT* ($ millions)	23	12	32	11

* Earnings before tax

Second Quarter. Revenue from the uranium business increased by 70% to $134 million from $79 million in the second quarter of 2001 due to a 68% increase in sales volume. As the timing of deliveries of uranium within a calendar year is at the discretion of customers, Cameco's quarterly delivery patterns can vary significantly.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $108 million in the second quarter of 2002 compared to $64 million in 2001. This increase was attributable to the higher sales volume and higher costs for care and maintenance at Rabbit Lake. Both the mine and mill have been in care and maintenance mode in 2002 while the mill was in operation during the first six months of 2001. Mining activity resumed near the end of June 2002 and the mill is expected to resume operations in August of 2002.

Earnings before taxes (EBT) from the uranium business increased by $12 million in the second quarter of 2002 while the profit margin remained unchanged at 19%.

Year-to-Date. Revenue from the uranium business increased by 93% to $206 million from $107 million in 2001 due mainly to an 84% increase in sales volume. A 5% increase in the average realized selling price for uranium concentrates compared with 2001 also contributed to the higher revenue. The higher realized price was attributable to an increase in the uranium spot price which averaged $9.83 (US) compared to $8.26 (US) in 2001.

During the first half of 2002, the total cost of products and services sold, including DDR was $169 million compared to $92 million in 2001 reflecting the increased sales volumes. The average unit cost for uranium was 2% lower due to a reduction in the unit cost of McArthur River production. This is before care and maintenance expenses at Rabbit Lake which, in the first six months of 2002, were $8 million compared to $2 million the prior year.

EBT from the nuclear business increased by $21 million in the first six months of 2002 and the profit margin improved to 18% from 14% in 2001.

Conversion Business

HIGHLIGHTS	3 months ended June 30/02	3 months ended June 30/01	6 months ended June 30/02	6 months ended June 30/01
Revenue ($ millions)	36	27	62	45
Gross profit ($ millions)	11	7	16	15
Gross profit %	31%	26%	26%	33%
EBT ($ millions)	10	6	15	13

. . . 4/

Second Quarter. Revenue from the conversion business increased by 33% to $36 million from $27 million in the second quarter of 2001 due to a 15% increase in the realized selling price and a 16% increase in sales volume. As with uranium, quarterly delivery patterns can vary significantly.

The total cost of products and services sold, including DDR was $25 million in the second quarter of 2002 compared to $20 million in 2001. This increase was primarily attributable to the higher sales volume for the quarter. The unit cost of products and services sold rose by about 3% over the previous year.

During the quarter, the lawsuit involving members of the Eldorado Pension Plan was settled. Cameco's share of the settlement amounted to approximately $2 million and those costs have been charged to conversion services.

EBT from the conversion business increased by $4 million in the second quarter of 2002 and the profit margin rose to 31% from 26% a year earlier.

Year-to-Date. Revenue from the conversion business increased by 38% to $62 million from $45 million in the second quarter of 2001 due to a 40% increase in sales volume. This was partially offset by a 2% decline in the realized selling price.

The total cost of products and services sold, including DDR, was $46 million in the first six months of 2002 compared to $30 million in 2001. This increase was primarily attributable to the higher sales volume for the quarter. The unit cost of products and services sold rose by about 7% due to the pension settlement and higher deliveries of acquired material.

EBT from the conversion business increased by $2 million in 2002 and the profit margin declined to 26% from 33% in 2001.

Electricity Business

Bruce Power

Highlights	3 months ended June 30/02	6 months ended June 30/02
Output (terawatt hours)	5.1	10.1
Capacity factor (%)	74	74
($ million)		
Revenue	203	402
Operating cost	192	387
Earnings before interest & taxes	11	15
Interest	18	33
Loss before taxes	(7)	(18)
Cameco's share of loss before taxes	(1)	(4)

Note: Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

. . . 5/

Second Quarter. In the quarter, 5.1 terawatt hours of electricity was generated by the Bruce "B" reactors at a capacity factor of 74%. Planned maintenance work on one reactor, which began in the first quarter, will continue into the third quarter when it is expected to return to service. Cameco's share of the loss before taxes for the quarter was $1 million. (There is no comparative data from 2001 as Cameco's initial report on Bruce operations was made in the 2001 third quarter report.)

Year-to-Date. To date, power generation of 10.1 terawatt hours has been achieved by the Bruce "B" units and this also reflects a capacity factor of 74%. As a result, Cameco recorded a loss before taxes of $4 million.

Gold Business

HIGHLIGHTS	3 months ended June 30/02	3 months ended June 30/01	6 months ended June 30/02	6 months ended June 30/01
Revenue ($ millions)	25	32	51	57
Gross profit ($ millions)	5	11	11	18
Gross profit %	20%	34%	22%	32%
EBT ($ millions)	2	9	6	15
Selling price ($US)	307	287	295	287
Unit cash cost ($US)	202	141	183	134

Second Quarter. Revenue from the gold business decreased by $7 million or 22% compared to the second quarter of last year due to a 31% decrease in volume sold. Cameco's realized price for gold increased to $307 (US) in 2002 from $287 (US) per ounce last year.

Gold production at Kumtor was 41% less than in the second quarter of 2001 due to a lower ore grade which averaged 3.7 grams per tonne compared to 5.2 grams in 2001. With the lower grade of ore mined, the recovery rate also decreased to 78% from 84% in 2001. As a result, Kumtor's cash cost per ounce increased to $202 (US) compared to $141 (US) in 2001.

For the quarter, the gross profit margin for gold was 20% compared to 34% in 2001 due to the higher unit cash cost.

Year-to-Date. Revenue from the gold business declined by $6 million compared to the same period last year, reflecting a 16% decrease in sales volume which more than offset an increase in the average realized selling price. Cameco's realized price for gold has increased to $295 (US) in 2002 compared to $287 (US) per ounce in the first six months of 2001.

. . . 6/

Gold production at Kumtor was 31% lower than in the first half of 2001 due mainly to lower grade ore which averaged 4.0 grams per tonne compared to 5.1 grams last year. Production was also influenced by a lower recovery rate which decreased to 80% from 84% in the prior year. Kumtor's cash cost per ounce was $183 (US) in the first six months of 2002 compared to $134 (US) in 2001.

The gross profit margin for gold was 20% in the first six months compared to 31% in 2001.

Corporate Expenses

During the first six months of 2002, costs for administration increased by $1 million compared to 2001. Exploration costs increased by $2 million due to greater activity in both uranium and gold.

CASH FLOW

In the first six months of 2002, Cameco generated cash from operations of $214 million ($3.85 per share) compared to $40 million ($0.72 per share) in 2001. This increase of $174 million largely reflects a reduction of accounts receivable balances and a reduction in uranium inventories. Cash from operations, excluding the changes in other operating items such as accounts receivable and payable, was $85 million compared to $55 million in 2001. This improvement was due to the higher sales in the uranium and conversion businesses.

Cash used in investing activities decreased to $23 million this year from $110 million last year due to the initial investment in Bruce Power in 2001.

BALANCE SHEET

At June 30, 2002, total long-term debt decreased by $61 million to $293 million from $354 million at December 31, 2001. At June 30, 2002, Cameco's net debt to capitalization ratio was 7%, down from 15% at the end of 2001.

At June 30, 2002, the current portion of long-term debt was $113 million compared to $26 million at December 31, 2001. Cameco's long-term revolving credit facility matures in February 2003 and until a new facility is put in place, any amounts supported by the revolver are reflected as current liabilities on the balance sheet. At June 30, 2002, the current portion of long-term debt included $95 million supported by the revolving credit facility.

Compared to the end of 2001, accounts receivable has declined significantly. Receivables, which reflect sales revenue, are typically higher in December than at any other time of the year.

Gold Business Update

During the second quarter, Kumtor Gold Company's (KGC) senior debt was restructured and resulted in an extension to the term of repayment to June 1, 2006 and the replacement of the non-commercial agencies as senior lenders. On June 1, 2002, KGC made an $18 million (US) principal payment on this debt. Cameco continues to guarantee the senior debt which has a current balance of $77 million (US).

. . . 7/

On June 6, 2002, Cameco received a $13.7 million (US) payment of principal and interest on its subordinated loan to KGC bringing the outstanding balance to $65 million (US).

KGC's hedge position at the end of June was 1,125,900 ounces, one-third being Cameco's share. It is expected that these hedges will yield average prices of approximately $300 (US) per ounce. The mark-to-market loss on Cameco's share of the hedge position was $6 million (US) at June 30, 2002 based on a spot market gold price of $319 (US) per ounce.

During the second quarter of 2002, the average spot market gold price was $312 (US) per ounce compared to $290 (US) in the first quarter. Prices ended the quarter at $319 (US).

Foreign Exchange

Most of the company's revenue is in US dollars. At June 30, 2002, Cameco had a foreign currency hedge portfolio of $526 million (US) with an average spot exchange rate of $1.5588. Timing differences between the maturity and final usage of hedge contracts may result in deferred revenue or deferred charges. This impact will be recognized in earnings as hedge contracts are closed against their underlying exposure. At the end of the second quarter, deferred charges will have the effect of reducing the reported exchange rate by $0.04 over the five-year hedge designation period.

During the quarter, the Canadian dollar strengthened significantly against the US dollar from $1.5935 at the end of March to $1.5187 as of June 30, 2002. Cameco's mark-to-market position on its foreign currency hedge portfolio was a gain of $19 million.

2. UPDATES ON MARKETS, OPERATIONS AND STRATEGY

The most significant factors impacting the financial performance of Cameco are:

- the market price for U_3O_8,
- sales volumes for nuclear products,
- foreign exchange rates between the Canadian and US dollars,
- the market price for gold,
- the unit costs of production, and
- the quantity and profitability of electricity generated by Bruce Power.

Uranium Market Update

Uranium Spot Market
The industry average spot price on June 30, 2002 was $9.90 (US) per pound U_3O_8, compared to $9.85 (US) at March 31, 2002. The spot price was $8.83 (US) at the end of the second quarter of 2001.

The spot market volume in the quarter ended June 30, 2002 was approximately 4 million pounds U_3O_8, bringing the year-to-date total to about 11 million pounds, compared to 5 million and 9 million pounds respectively in the corresponding periods in 2001.

. . . 8/

While spot demand has been stronger over the half-year, spot supply has been sufficient to meet each successive new demand. Sellers have been reluctant to increase price, and consequently the spot price has been flat over the quarter.

Uranium Long-term Market

The long-term market has been slow during the first half of the year, with long-term contracting reported by market analysts being about 14 million pounds U_3O_8. Long-term contracting activity is expected to increase significantly in the second half of the year.

The long-term price indicator at June 30, 2002, as published by TradeTech, remains at $10.40 (US) per pound U_3O_8, unchanged during the quarter.

UF_6 Conversion Spot Market

The industry average spot market price for uranium conversion services decreased marginally to $5.08 (US) per kgU from $5.13 (US) at March 31, 2002. This compares to $4.95 (US) per kgU at the end of the second quarter of 2001.

Update on Uranium Market Trends and Developments

US Congress Approves Siting of Spent Fuel Repository

In the US, the House of Representatives and Senate enacted a law to override Nevada's veto of the Yucca Mountain waste repository. This paves the way for the US Department of Energy to apply to the US Nuclear Regulatory Commission for a license for the repository. The license application is expected in 2004. Assuming all approvals are granted, Yucca Mountain could begin accepting waste by 2010.

Brown's Ferry Reactor to be Restarted

Tennessee Valley Authority, the US utility, has received approval from its board of directors for the restart of Browns Ferry 1. Its current capacity is 1,065 MW and this is expected to be uprated during the refurbishment program. The unit is expected to start operating in May 2007.

Finland Approves New Reactor

On May 24, 2002, Finland's parliament approved plans for the construction of the country's fifth nuclear power reactor. TVO, the Finnish utility that applied to build the unit, plans to launch a tender in the fall of 2002 and select a bidder by the end of 2003, after which they will apply for a construction permit. The planned reactor will have a capacity in excess of 1,000 MW and begin operation before 2010.

Little Market Impact Expected from International Agreements

Two global initiatives to reduce weapons of mass destruction were undertaken in the quarter. In May, US President Bush and Russian President Putin signed a nuclear arms reduction treaty which will lead to the removal in each country of about 4,000 of the remaining nuclear warheads from their delivery vehicles. Previously, similar agreements also included a second step, that of dismantling the warheads, but this accord did not go that far. The US has indicated that it will

. . . 9/

stockpile its dismantled warheads, and in response, Russia has indicated that it will do the same. Consequently, it is believed that there will be no impact on the uranium market until late in this decade.

In June, at the G8 summit held in Canada, it was generally agreed to finance the construction of a mixed-oxide fuel fabrication plant which would enable Russia to down blend a portion of its excess military plutonium into reactor fuel. The exact timing and financing commitments related to this initiative were not well defined. It is expected that such a facility would not be in operation before 2008 and that annual production could displace the equivalent of only about 1-2 million pounds U_3O_8. The fuel produced could be used in Russian or western world reactors or some combination of the two. It is expected that the market impact of this initiative will not be felt until the end of this decade.

Operations Update

Uranium Mining
Mining resumed at Rabbit Lake in late June after activities to rehabilitate the mine took longer than planned. Milling is expected to resume in late August. Uranium production of 2.5 million pounds U_3O_8 is projected in 2002. It is anticipated that remaining reserves will feed the mill for at least three years.

At McArthur River mine, underground operations were suspended in late June for a few days as forest fires in the vicinity of the mine resulted in heavy smoke. Both year-to-date and annual ore production at the mine remain on schedule.

In June, the company purchased the Smith Ranch uranium in situ leach (ISL) mine located in Wyoming near Cameco's Highland ISL mine. In exchange for a modern mill and about 27 million pounds in proven and probable reserves, the company agreed to assume decommissioning liabilities associated with the mine, estimated at $11 million (US), and to purchase about $6 million (US) in uranium inventory. During the remainder of the year, production of 330,000 pounds U_3O_8 is estimated at Smith Ranch.

At the Inkai uranium test mine in Kazakhstan, four of the seven test wells have performed satisfactorily to date and uranium recovery is expected to begin in the third quarter.

Uranium Exploration
UEX Corporation, in which Cameco has a 35% interest, completed a public offering of common shares and flow-through common shares for gross proceeds of approximately $4.3 million. UEX began trading on the Toronto Stock Exchange on July 17, 2002. Cameco has transferred to UEX its Hidden Bay advanced exploration properties which are located in Saskatchewan. UEX's operations will evaluate promising properties in the Athabasca Basin in northern Saskatchewan.

. . 10/

AGR
During the first quarter, the company acquired a 52% interest in AGR, an Australian gold company which owns the Boroo gold deposit in Mongolia. This mine is currently under construction with production expected to begin in late 2003 at an estimated annual production rate of 175,000 ounces. AGR's hedge position at the end of June was 200,000 ounces (Cameco's share is 52%) which are expected to yield an average price of approximately $315 (US) per ounce. The mark-to-market loss on Cameco's share of this position was $1 million (US) based on the June 30 gold price of $319 (US) per ounce.

Fuel Services
At Blind River, the plant was shut down in mid-June for maintenance and an extended summer vacation period. Restart is slated for late August. Similarly at Port Hope, the UF_6 and UO_2 plants were shut down in late June. Staff will return in late July to complete maintenance activities and then restart production.

Corporate Strategy Update

Despite the revised production plan at Kumtor, which is discussed below, Cameco continues to focus on its gold strategy of creating a mid-tier gold production company with the ultimate goal of a merger or complete divestiture of its gold interests.

3. OUTLOOK FOR YEAR

Uranium Business
Cameco's uranium revenue in 2002 is expected to be about 5% greater than in 2001 due to higher sales volumes. Although market prices have risen over the past 18 months, the average realized price in 2002 is expected to be relatively unchanged from 2001. This is due to the expiration of more favorably priced base-escalated contracts. The gross profit margin is expected to be similar to 2001.

For the balance of 2002 deliveries, a $1.00 (US) change in the U_3O_8 spot price from current levels would change revenue by about $10 million (Cdn), net earnings by about $5 million (Cdn) and cash flow by about $7 million (Cdn).

Conversion Business
Cameco's conversion revenue in 2002 is expected to increase by about 10% compared to 2001 due primarily to higher sales volumes. The gross profit margin is expected to rise moderately.

Gold Business
Kumtor's operating plan has been significantly revised after the pit wall failure on July 8, 2002. The failure involved approximately 7.5 million tonnes of rock which is expected to be removed over the next 12 months at an estimated cost of $1.00 (US) per tonne. No gold reserves or significant assets have been lost as a result of the incident. However, the timing of access to some high-grade ore has been altered and, accordingly, production and earnings for 2002 will be lower than previously anticipated.

For 2002, the production plan has been revised to approximately 500,000 ounces (Cameco's share is one-third) at an average grade of 3.5 grams per tonne and a recovery rate of 77%. The cash cost is now projected to be about $210 (US) per ounce. This revised cash cost reflects the lower grade of the mill feed and the costs for removing the rock slide material. It includes no allowance for any possible insurance recovery.

Prior to the pit wall incident, production was forecasted to be 700,000 ounces at 4.9 grams per tonne, a recovery rate of 81% and a cash cost of $147 (US) per ounce. Mill feed remains unchanged at 5.5 million tonnes. Prior to the incident, approximately 300,000 ounces had been poured in 2002.

The mining plan had anticipated that work in the high-grade zone of the mine would begin in July 2002 and continue into 2003. As this zone is now partly under, and exposed to, the rock slide, the mill is expected to process lower grade material averaging 3.1 g/t for the remainder of 2002. During this period, mill feed will be supplied from the stockpile and from mine production which resumed on July 15, 2002 in an area of the pit which has not been affected by the rock slide. The company's preliminary estimate is that normal operations will resume in mid-2003 with the mining of the high-grade zone.

As a result of the reduced production, Cameco's net earnings for 2002 are expected to be approximately $35 million lower than previously forecasted. For years beyond 2002, when the high-grade ore becomes accessible, earnings are expected to be greater than previously anticipated. It is not expected that the pit wall failure will have a material financial impact over the remaining life of the mine.

Electricity Business

With the return to service of one of the four Bruce "B" reactors in the third quarter, following its planned maintenance outage, power generation is expected to increase. Another of the four Bruce "B" reactors is scheduled for a maintenance outage before year-end.

For 2002, an average capacity factor of 78% is expected.

Cameco estimates the 2002 earnings contribution from Bruce Power to be approximately similar to the $12 million before tax achieved last year.

Very good progress is being made toward the restart of two Bruce "A" reactors, unit 3 and unit 4. The Canadian Nuclear Safety Commission has now confirmed that hearings to consider Bruce Power's restart case for these units can be achieved in December 2002 and February 2003. This should facilitate a restart of unit 4 as early as April 2003 and of unit 3 shortly thereafter, ahead of the previously announced mid-2003 timing. This will enable the sale of additional power during the summer months, the strongest period of seasonal demand. In July 2002, Ontario's electricity demand peaked at 25,330 MW, an all-time Ontario record.

Bruce Power has reviewed its original cost estimates of the Bruce "A" restarts. As a result of security enhancements following the events of September 11, 2001 and of additional work to

. . 12/

improve the reliability of the units once they restart, projects costs are likely to be in the $400 million range compared to the initial $340 million estimate. Approximately $195 million of the total project costs have been spent to date.

Following completion of the reactor refurbishment and restart programs, the long-term sustainable capacity factor for the Bruce reactors is expected to be about 90%.

Beginning in 2003, Bruce Power is expected to contribute significantly to Cameco's earnings and cash flow.

Third Quarter of 2002

Consolidated revenue in the third quarter of 2002 is expected to be about 18% less than in the second quarter reflecting the decline in gold production at Kumtor. Revenue from the uranium and conversion businesses are expected to be about 15% lower due primarily to decreased volumes. Accordingly, earnings from each of these segments are projected to decline compared to the second quarter. The gold segment is now projected to show a small loss in the third quarter under the revised production plan.

Earnings from Bruce Power are forecasted to be similar to the earnings reported in the third quarter of 2001. All four of the Bruce "B" units will be operating for most of the quarter during the peak summer months.

Consolidated earnings for the third quarter are expected to be approximately one-third of those recorded in the same quarter of 2001.

DIVIDEND ANNOUNCEMENT

Cameco announced today that the company's board of directors declared its regular quarterly dividend of $0.125 per common share payable on October 15, 2002 to shareholders of record at the close of business on September 30, 2002.

CONFERENCE CALL

Cameco invites you to join an investor relations conference call on Friday, August 2, 2002 from 10:00 a.m. to 11:00 a.m. Eastern time (8:00 a.m. to 9:00 a.m. Saskatoon time).

The call will be open to all members of the investment community. Members of the media will be invited to listen but not ask questions. In order to join the conference call on Friday, August 2, please dial **(416) 695-5261** or **(877) 888-4210** (Canada and US). An operator will put your call through. Alternatively an audio feed of the conference call will be available on the web site at www.cameco.com by using Windows Media Player or Real Player software. See the link on the home page on the day of the call.

. . . . 13/

PROFILE

Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest producer of uranium and the largest supplier of combined uranium and conversion services. The company's competitive position is based upon its controlling ownership of the world's largest, high-grade reserves and low-cost operations. Cameco's uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company has an interest in a partnership which generates nuclear electricity. The company also mines gold and explores for uranium and gold in North America, Australia and Asia. Cameco's shares trade on the Toronto and New York stock exchanges.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

For further information, please contact:

Bob Lillie
Manager, Investor Relations
Cameco Corporation
Phone: (306) 956-6639
Fax: (306) 956-6318

Jamie McIntyre
Director, Investor & Corporate Relations
Cameco Corporation
Phone: (306) 956-6337
Fax: (306) 956-6318

INVESTOR INFORMATION

Common Shares	Investor Inquiries	Transfer Agent
CCO The Toronto Stock Exchange	Cameco Corporation 2121 - 11th Street West Saskatoon, Saskatchewan S7M 1J3	CIBC Mellon Trust Company 320 Bay Street, P.O. Box 1 Toronto, Ontario M5H 4A6
CCJ New York Stock Exchange	Phone: 306-956-6400 Fax: 306-956-6318 Web: www.cameco.com	Phone: 800-387-0825 (North America) Phone: 416-643-5500 (outside North America)

Preferred Securities

CCJPR

New York Stock Exchange

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30/02	**June 30/01**	**June 30/02**	**June 30/01**
Financial (in millions)				
Revenue	**$195**	$138	**$319**	$209
Earnings from operations	**26**	19	**37**	23
Net earnings attributable to common shares	**12**	12	**17**	13
Cash provided by operations	**80**	12	**214**	40
Working capital (end of period)			**429**	475
Net debt to capitalization			**7%**	16%
Per common share				
Earnings	**$0.22**	$0.22	**$0.31**	$0.23
Cash provided by operations	**1.44**	0.22	**3.85**	0.72
Dividend	**0.125**	0.125	**0.250**	0.250
Weighted average number of paid common shares outstanding (in thousands)	**55,818**	55,374	**55,711**	55,336
Average uranium spot price for the period (US$/lb)	**$9.88**	$8.79	**$9.83**	$8.26

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

Cameco Production	Cameco's Share	Three Months Ended		Six Months Ended	
		June 30/02	**June 30/01**	**June 30/02**	**June 30/01**
Uranium production (in thousands lbs U3O8)					
McArthur River	69.8%	**3,627**	2,860	**6,842**	6,001
Rabbit Lake	100.0%	**-**	2,283	**-**	4,563
Key Lake	83.3%	**37**	201	**113**	286
Crow Butte	100.0%	**196**	209	**379**	414
Highland	100.0%	**115**	175	**237**	356
Total		**3,975**	5,728	**7,571**	11,620
Uranium conversion (tU)	100.0%	**3,096**	2,858	**6,607**	6,538
Gold (troy ounces)					
Kumtor	33.3%	**45,577**	64,375	**97,143**	127,279

Cameco Corporation

Consolidated Balance Sheets

(Unaudited)

(In Thousands)

	As at		
	June 30/02	December 31/01	June 30/01
Assets			
Current assets			
Cash	$156,102	$33,737	$28,178
Accounts receivable	139,057	255,963	117,945
Inventories	336,262	354,384	423,605
Supplies and prepaid expenses	37,964	44,574	43,999
Current portion of long-term receivables, investments and other	17,436	30,304	-
	686,821	718,962	613,727
Property, plant and equipment	2,000,285	1,994,424	2,012,072
Long-term receivables, investments and other	235,223	233,961	228,755
	2,235,508	2,228,385	2,240,827
Total assets	$2,922,329	$2,947,347	$2,854,554
Liabilities and Shareholders' Equity			
Current liabilities			
Accounts payable and accrued liabilities	$113,540	$108,096	$71,254
Dividends payable	6,997	6,959	6,954
Current portion of long-term debt	112,863	26,189	24,958
Current portion of other liabilities	3,628	4,182	3,990
Future income taxes	21,025	21,311	31,110
	258,053	166,737	138,266
Long-term debt	179,835	327,773	352,487
Provision for reclamation	138,176	139,583	136,320
Other liabilities	8,741	9,787	11,209
Future income taxes	488,455	480,520	432,797
Minority interest	23,210	-	-
	1,096,470	1,124,400	1,071,079
Shareholders' equity			
Preferred securities	186,071	195,229	185,787
Share capital	681,018	670,031	669,620
Contributed surplus	472,488	472,488	472,488
Retained earnings	468,642	465,420	436,288
Cumulative translation account	17,640	19,779	19,292
	1,825,859	1,822,947	1,783,475
Total liabilities and shareholders' equity	$2,922,329	$2,947,347	$2,854,554

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Six Months Ended	
	June 30/02	June 30/01	June 30/02	June 30/01
Revenue from				
Products and services	$194,969	$138,422	$318,963	$208,716
Expenses				
Products and services sold	125,267	84,098	202,757	122,087
Depreciation, depletion and reclamation	28,617	22,505	52,258	39,494
Administration	9,921	8,530	18,504	17,147
Exploration	5,386	3,669	9,683	7,649
Research and development	634	598	1,202	1,112
Interest and other	(646)	(369)	(2,176)	(1,430)
	169,179	119,031	282,228	186,059
Earnings from operations	25,790	19,391	36,735	22,657
Earnings from Bruce Power	(1,371)	-	(3,615)	-
Other income	-	-	205	297
Earnings before income taxes	24,419	19,391	33,325	22,954
Income tax expense				
- current	1,535	1,468	2,673	2,762
- future	8,460	3,665	8,888	2,809
Net earnings	14,424	14,258	21,764	17,383
Preferred securities charges, net of tax	2,256	2,171	4,652	4,528
Net earnings attributable to common shares	$12,168	$12,087	$17,112	$12,855
Basic earnings per common share	$0.22	$0.22	$0.31	$0.23
Diluted earnings per common share	$0.22	$0.22	$0.31	$0.23

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Six Months Ended	
	June 30/02	June 30/01	June 30/02	June 30/01
Retained earnings at beginning of period	$463,470	$431,155	$465,420	$437,328
Net earnings	14,424	14,258	21,764	17,383
Dividends on common shares	(6,996)	(6,954)	(13,890)	(13,895)
Preferred securities charges, net of tax	(2,256)	(2,171)	(4,652)	(4,528)
Retained earnings at end of period	$468,642	$436,288	$468,642	$436,288

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended		Six Months Ended	
	June 30/02	June 30/01	June 30/02	June 30/01
Operating activities				
Net earnings	$14,424	$14,258	$21,764	$17,383
Items not requiring (providing) cash:				
Depreciation, depletion and reclamation	28,617	22,505	52,258	39,494
Provision for future taxes	8,460	3,665	8,888	2,809
Earnings from Bruce Power	1,371	-	3,615	-
Deferred charge (revenue) recognized	735	(2,699)	(594)	(4,759)
Other operating items	26,537	(25,535)	128,510	(15,117)
Cash provided by operations	80,144	12,194	214,441	39,810
Investing activities				
Additions to property, plant and equipment	(10,968)	(13,730)	(22,744)	(25,518)
Increase in long-term receivables, investments and other	(4,229)	(95,832)	(11,515)	(95,832)
Decrease in long-term receivables, investments and other	10,830	10,852	10,830	10,852
Cash used in investing	(4,367)	(98,710)	(23,429)	(110,498)
Financing activities				
Decrease in debt	(12,476)	(12,479)	(58,469)	(12,479)
Increase in debt	1,379	84,110	1,379	96,555
Issue of shares, net of issue costs	1,616	3,207	10,987	4,009
Preferred securities charges	(4,198)	(4,188)	(8,595)	(8,541)
Dividends	(6,990)	(6,941)	(13,949)	(13,809)
Cash provided by (used in) financing	(20,669)	63,709	(68,647)	65,735
Increase (decrease) in cash during the period	55,108	(22,807)	122,365	(4,953)
Cash at beginning of period	100,994	50,985	33,737	33,131
Cash at end of period	$156,102	$28,178	$156,102	$28,178

Supplemental cash flow disclosure				
Interest paid	$5,130	$6,383	$9,323	$11,516
Income taxes paid	$891	$1,173	$2,066	$2,507

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

1. Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with Cameco's annual consolidated financial statements included in the 2001 annual report.

Stock-Based Compensation

Effective January 1, 2002, Cameco adopted the new CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to direct awards of stock to employees. Under the new standard Cameco is allowed to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. Cameco has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

The standard requires the disclosure of pro forma net earnings and earnings per share information as if the entity had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.0%; dividend yield of 1.2%; a volatility factor of the expected market price of Cameco's shares of 20.0%; and a weighted-average expected option life of 5 years. On February 26, 2002, Cameco granted 477,900 options at a strike price of $43.84. The fair value of these options was determined to be $10.83 per share. For purposes of pro forma disclosures, the estimated fair value of the options is being amortized to income over the vesting period. The total charge has been adjusted for an expected forfeiture rate of 17%. For the three months ended June 30, 2002, Cameco's pro forma net earnings attributable to common shares was $11.8 million, basic earnings per share was $0.21 and diluted earnings per share was $0.21. For the six months ended June 30, 2002, Cameco's pro forma net earnings attributable to common shares was $16.6 million, basic earnings per share was $0.30 and diluted earnings per share was $0.30.

2. Property and Business Acquisitions

On March 5, 2002, Cameco's wholly-owned subsidiary, Cameco Gold Inc. (CGI), acquired a 52% interest in AGR Limited (AGR). AGR is an Australia-based exploration company whose principal asset is a 95% interest in the Boroo gold deposit located in Mongolia. The Boroo project is currently in the development stage. The total purchase price of $16.8 million (US) was financed with $12.0 million (US) in cash and a promissory note in the amount of $4.8 million (US). In exchange, AGR issued 240 million shares to CGI. The promissory note matures on February 26, 2003 and is expected to be settled by the transfer to AGR of a 60% interest in CGI's Gatsuurt gold exploration property which neighbors Boroo. CGI has also committed to provide an additional $3 million (US) for further exploration near the Boroo and Gatsuurt properties in return for an incremental 4% interest in AGR.

The fair values of the net assets acquired are as follows:

	(Millions (Cdn))
Cash	$16.9
Other working capital	4.4
Property, plant and equipment	28.9
Minority interest	(23.2)
Net assets acquired	$27.0
Financed by:	
Cash	$19.3
Promissory note	7.7
	$27.0

3. Long-Term Debt

Cameco's long-term revolving credit facility matures in February 2003. Accordingly, all amounts supported by this facility have been classified as current liabilities. At June 30, 2002, such amounts totalled $94.6 million.

Cameco's contingent obligation under guarantees of the repayment of Kumtor senior debt exceeds the amount included in Cameco's long-term debt at June 30, 2002 by $78.0 million.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

4. Share Capital
   a) At June 30, 2002, there were 55,974,223 common shares outstanding.
   b) Options in respect of 2,287,750 shares are outstanding under the stock option plan and are exercisable up to 2010. Upon exercise of certain existing options, additional options in respect of 285,550 shares would be granted.

5. Interest and Other
   At June 30, 2002, a foreign exchange gain of $1.1 million is included in income (2001 - $1.0 million).

6. Segmented Information

For the three months ended June 30, 2002	Uranium	Conversion	Gold	Total
Revenue	$134,193	$35,931	$24,845	$194,969
Expenses				
Products and services sold	87,631	22,432	15,204	125,267
Depreciation, depletion and reclamation	20,881	2,749	4,987	28,617
Exploration	2,760	-	2,626	5,386
Research & development	-	634	-	634
Earnings from Bruce Power				1,371
Non-segmented expenses				9,275
Earnings before income taxes	22,921	10,116	2,028	24,419
Income taxes				9,995
Net earnings				14,424
Preferred securities charges, net of tax				2,256
Net earnings attributable to common shares				$12,168

For the three months ended June 30, 2001	Uranium	Conversion	Gold	Total
Revenue	$79,252	$26,921	$32,249	$138,422
Expenses				
Products and services sold	53,831	16,027	14,240	84,098
Depreciation, depletion and reclamation	11,311	3,798	7,396	22,505
Exploration	2,394	-	1,275	3,669
Research & development	-	598	-	598
Earnings from Bruce Power				-
Non-segmented expenses				8,161
Earnings before income taxes	11,716	6,498	9,338	19,391
Income taxes				5,133
Net earnings				14,258
Preferred securities charges, net of tax				2,171
Net earnings attributable to common shares				$12,087

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

6. Segmented Information (continued)

For the six months ended June 30, 2002	Uranium	Conversion	Gold	Total
Revenue	$206,306	$62,004	$50,653	$318,963
Expenses				
Products and services sold	134,498	39,817	28,442	202,757
Depreciation, depletion and reclamation	34,517	5,829	11,912	52,258
Exploration	5,312	-	4,371	9,683
Research & development	-	1,202	-	1,202
Other income	(205)	-	-	(205)
Earnings from Bruce Power				3,615
Non-segmented expenses				16,328
Earnings before income taxes	32,184	15,156	5,928	33,325
Income taxes				11,561
Net earnings				21,764
Preferred securities charges, net of tax				4,652
Net earnings attributable to common shares				$17,112

For the six months ended June 30, 2001	Uranium	Conversion	Gold	Total
Revenue	$106,737	$45,095	$56,884	$208,716
Expenses				
Products and services sold	72,482	24,615	24,990	122,087
Depreciation, depletion and reclamation	19,535	5,944	14,015	39,494
Exploration	4,406	-	3,243	7,649
Research & development	-	1,112	-	1,112
Other income	(297)	-	-	(297)
Earnings from Bruce Power				-
Non-segmented expenses				15,717
Earnings before income taxes	10,611	13,424	14,636	22,954
Income taxes				5,571
Net earnings				17,383
Preferred securities charges, net of tax				4,528
Net earnings attributable to common shares				$12,855

Cameco Corporation

Notes to Consolidated Financial Statements

(Unaudited)

7. Comparative Figures

   Certain comparative figures for the prior period have been reclassified to conform to the current period's presentation.

8. Subsequent Events

   (a) Kumtor Gold Mine

   On July 8, 2002 there was a pit wall failure at the Kumtor minesite in Kyrgyzstan. This involved approximately 7.5 million tonnes of rock which is expected to be removed over the next year at a projected cost of about $1 (US) per tonne. No gold reserves or significant assets have been lost but the timing of access to some high-grade ore has been altered.

   (b) Purchase of Smith Ranch

   Effective July 22, 2002, Cameco, through a wholly-owned subsidiary, purchased the assets comprising the Smith Ranch in-situ leach (ISL) operation, and various other ISL properties located in Wyoming from Rio Algom Mining LLC. The purchase price of $11.0 million (US) will be satisfied through Cameco assuming the decommissioning liabilities associated with the mine. In addition, Cameco has agreed to purchase approximately $6.0 million (US) of Rio Algom's uranium concentrate inventory. The acquisition will be accounted for using the purchase method of accounting and the results of operations will be included in Cameco's consolidated financial statements from the effective date of the purchase.

   (c) Uranium Enrichment Business

   On July 22, 2002, Cameco signed a memorandum of agreement (MOA) as an initial step toward entering a formal partnership to build a $1.1 billion (US) enrichment facility in the United States. Under the terms of the MOA, Cameco will obtain, upon entering the partnership, an initial 20% interest in the project. Following receipt of the NRC licence and a final restructuring of the partnership, Cameco's interest will increase to 25%. Cameco's commitment during the licensing phase is expected to be approximately $8.5 million (US). This phase is expected to last approximately three years.